Exhibit (h.14): Interim Transfer Agent Fee Arrangement

Paul T. Beste

Chief Operating Officer

Heartland Advisors, Inc.

789 N. Water Street Ste 500

Milwaukee, WI 53202

November 1, 2011

Dear Paul,

We are pleased to be entering our fourth year of Transfer Agency service to Heartland Group Inc., and the Heartland Funds. ALPS is committed to the partnership we have built with Heartland and we appreciate the opportunity to work with you to find a solution to the substantial increase in open accounts on the Transfer Agency system caused by the recent de-conversion of Prudential accounts. We understand that this increase in open accounts was unexpected and will result in an increase in Transfer Agency fees and Fund expenses. In an effort to lessen the impact to the Funds and their shareholders, we present to you the interim compensation schedule below.

Effective November 1, 2011 Heartland Group, Inc. and ALPS agree to apply the following Interim Compensation Schedule. During the upcoming months, we will work with you and the dealer to close these additional accounts and convert them back to an omnibus position. At such time, the contracted fee schedule (Appendix C) from the Transfer Agency Services Agreement dated August 13, 2008 will be reinstated. Finally, to further reduce the long term impact these accounts may have to the Funds, ALPS agrees to perform a special purge of these accounts at no cost to the Funds.

Interim Compensation Schedule

Annual Fee: $30,000 annual base fee per portfolio

Fees are billable on a monthly basis at the rate of 1112 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Open Account Fee:

Open Accounts	Fees Per Account
0-50,000	$12
50,001-70,400	$7
Greater than 70,000	$10

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Annual Inactive Account Fee:

$5.50 per inactive account (an inactive account is an account with a zero balance that has had activity In the last eighteen months).

Annual Closed Account Fee:

$0.50 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months).

The remaining portions of the fee schedule with respect to Cut-of-Pocket expenses and all other portions of the Agreement remain in effect during this interim period.

Please contact me directly if you have any additional thoughts on how ALPS can assist you in this matter. I an available to address questions or concerns that you may have with respect to ALPS and the services we provide to Heartland. We appreciate your partnership.

Best Regards,

/s/ Jeremy O. May

Jeremy O. May

President

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